UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

DOVER MOTORSPORTS, INC.

(Name of Subject Company)

DOVER MOTORSPORTS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

260174107

(CUSIP Number of Common Stock)

Denis McGlynn President and CEO Dover Motorsports, Inc.

1131 N. DuPont Highway

Dover, DE 19901

(Address of registrant’s principal executive office)

(302) 883-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Marc A. Leaf, Esq. Joseph L. Seiler III, Esq.

Faegre Drinker Biddle and Reath LLP

1177 Avenue of the Americas, 41st Floor

New York, New York 10036 (212) 248-3140

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as further amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Dover Motorsports, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on November 23, 2021, relating to the tender offer on Tender Offer Statement on Schedule TO filed on November 23, 221 (the “Schedule TO”) by Speedco II, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Speedway Motorsports, LLC, (“Speedway”), a Delaware limited liability company and an indirect wholly owned subsidiary of Sonic Financial Corporation (“SFC”), a North Carolina corporation for any and all of the outstanding shares of (i) common stock, par value $0.10 per share (“Common Stock”), and (ii) class A common stock, par value $0.10 per share (“Class A Stock”, and together with the Common Stock, the “Shares”) of the Company, at a price of $3.61 per Share, without interest, net to the seller in cash, and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 23, 2021 (the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”, a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B), and which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 4. This Amendment No. 4 is being filed to reflect certain updates as set forth below.

Item 4.The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

(1)	The first sentence of the seventh paragraph on page 11 in the subsection “Background of the Offer” is amended and supplemented by adding “a representative of” before “Raymond James”.

(2)	The fifth bullet on page 17 in the subsection “Background of the Offer” is amended and supplemented by replacing the word “we” with “it”.

(3)	The seventh bullet on page 17 in the subsection “Background of the Offer” is amended and supplemented by replacing the word “we” with “it”.

(4)	The ninth bullet on page 17 in the subsection “Background of the Offer” is amended and restated to read as follows:

“discussed with members of the senior management of the Company certain information relating to the aforementioned and any other matters which it deemed relevant to its inquiry including, but not limited to, the past and current business operations of the Company and the financial condition and future prospects and operations of the Company.”

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding a new paragraph to the end the section titled “Regulatory Approval” on page 30 that reads as follows:

“The waiting period applicable to the Offer under the HSR Act expired effective 11:59 p.m. New York City time, on Monday, November 29, 2021. Although the requisite waiting period under the HSR Act has expired, there can be no assurance that a challenge to the Offer or the Merger on antitrust grounds will not be made or, if such a challenge is made, what the result will be.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2021	DOVER MOTORSPORTS, INC.

	By:	/s/ Denis McGlynn
	Name:	Denis McGlynn
	Title:	President and Chief Executive Officer

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